Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

CAPITAL GOLD CORPORATION

The above corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of Capital Gold Corporation (the “Company”) has duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth amendments to the Certificate of Incorporation of this Company and declaring said amendment to be advisable;

SECOND: That the stockholders of the Company have duly approved said amendments by the required vote of such stockholders, such required vote being a majority of the outstanding shares of the Company’s Common Stock, adopted at a special meeting of the stockholders of the Company duly called and held in accordance with the requirements of Section 222 of the General Corporation Law of the State of Delaware, such approval being in accordance with Section 242 of the General Corporation Law of the State of Delaware;

THIRD: That the first paragraph of Article FOURTH of the Company’s Certificate of Incorporation, which sets forth the Company’s authorized capital stock, is hereby amended and, as amended, reads as follows:

“Authorized Shares. The total number of shares of Common Stock that the Corporation shall have authority to issue is SEVENTY-FIVE MILLION (75,000,000), at a par value of $0.0001 per share. All stock when issued shall be fully paid and non-assessable.”

FOURTH: That the Company’s Certificate of Incorporation is hereby amended by adding the following provision to the end of Article FOURTH:

“Stock Split. As of 12:01 A.M. (Eastern Standard Time) on January 25, 2010 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (the “Pre-Split Common Stock”) shall automatically and without any action on the part of the holder thereof be consolidated, combined and reclassified to one-quarter (1/4) of a share of Common Stock (such consolidation of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.0001 par value per share. Each holder of a certificate or certificates of Pre-Split Common Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Common Stock multiplied by 1/4, with cash being paid in lieu of any fraction resulting from such multiplication (in each case, such fraction, if any, being a “Fractional Share”). No Fractional Shares will be issued for Pre-Split Common Stock in connection with the Reverse Stock Split.”

FIFTH: This Certificate of Amendment to the Certificate of Incorporation shall be effective as of 12:01 A.M. (Eastern Standard Time) on January 25, 2010 in accordance with the provisions of Section 103(d) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this certificate to be signed this 19th day of January, 2010.

By:	/s/ John Brownlie
John Brownlie, President